Mail Stop 4561



      March 23, 2007

Jeffrey H. Lynford
Wellsford Real Properties, Inc.
535 Madison Avenue, 26th Floor
New York, New York  10022

	Re:	Wellsford Real Properties, Inc.
		Amendment No. 1 to Registration Statement on Form S-4
      Filed March 9, 2007
		Registration No. 333-139705

Dear Mr. Lynford:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise to update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Selected Historical Financial Data of Reis, page 22

2. We have reviewed your response to comment 62. Please revise the selected financial data for REIS to include a footnote explaining the restatement of the 2003 fiscal year.

Risk Factors, page 25

The merger represents a significant..., page 25

3. We note that in reviewing the proposed merger transaction the board and its financial advisor considered the resulting transition of the shareholder base from value-oriented real estate investors to growth-oriented tech investors in the event the merger is consummated. Please briefly address this change in the stock`s risk/return profile assuming the merger is consummated.

Some of the directors..., page 27

4. Please disclose the estimated cash payments to be made to Messrs.
Lynford and Garfield for change of control payments and options redemptions.

Executive Compensation, page 128
5. Please disclose why the Compensation Committee used EBITDA as a benchmark for the EIP.

Change of Control Payments and Benefits, page 141
6. Please disclose whether the change of control payment anticipated to be made to Mr. Cantaluppi is pursuant to a contractual agreement.
If not, please disclose who decided to make this payment and provide additional disclosure as to the reason for the discretionary payment.

Related Party Transactions, page 149
7. Please expand your disclosure regarding your policies related to potential conflicts of interest. For example, you disclose that conflicts must be disclosed to your CFO but you do not disclose the policies to be followed by the CFO in approving or prohibiting such transactions or in bringing them to the board for approval or the standard upon which such decisions will be made.

Income Taxes, page 185
8. We note your response to comment 21. We also note your disclosure on pages 29 and 186 that "there can be no assurance that [the "continuity of business enterprise" requirement] will be met with respect to any ownership change of Wellsford." Based on the anticipated operations of the business upon consummation of the merger as described in the prospectus, please disclose in this section and in the risk factor on page 29 your belief as to the likelihood that you will meet the "continuity of business enterprise" requirement. If you cannot provide this disclosure, please disclose why such an assessment is not possible.

Unaudited Pro Forma Combined Balance Sheet, page 212

9. Please revise to include a pro forma adjustment for the change of control payments to be made to Lloyd Lynford and Jonathan Garfield upon consummation of the merger.

Part II.

Tax Opinions

10. Please direct counsel to revise the tax opinions to clarify that the company representational letters were limited to factual matters.

11. Refer to the penultimate paragraph of the opinions. Counsels` statements that the opinions are furnished "solely" to the company appear to limit the ability of shareholders to rely on the opinions.
Please provide revised opinions that omit the limitation on reliance.

12. Please advise us when you intend to file executed tax opinions.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristina Beshears, Staff Accountant at 202-
551-
3429 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3495 with any other questions.

      Sincerely,



Elaine Wolff
Branch Chief

cc:	Stephen Wiseman, Esq. (via facsimile)

Jeffrey H. Lynford
Wellsford Real Properties, Inc.
March 23, 2007
Page 1